No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation, which was announced on November 1, 2017.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on November 1, 2017 have been completed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 4, 2017

[Translation]

December 4, 2017

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation, which was announced on November 1, 2017, as follows.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on November 1, 2017 have been completed.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

530,200 shares

3.	Total amount of shares acquired:

2,001,497,900 yen

4.	Period of acquisition:

Started on December 1, 2017 and ended on December 4, 2017 (based on a contract date)

5.	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Market purchases based on discretionary investment contracts regarding acquisition of own shares

Reference:    Details of the resolution at the meeting of the Board of Directors held on November 1, 2017

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 24,000,000 shares (1.3 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 90 billion yen

(4)	Period of acquisition:

Starting on November 2, 2017 and ending on January 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on discretionary investment contracts regarding acquisition of own shares

Progress as of December 4, 2017

Total number of shares acquired: 24,000,000 shares

Total amount of shares acquired: 87,073,672,900 yen